UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Building 1, Lane 618,
Dingyuan Road, Songjiang District,
Shanghai 201616, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Table of Contents

Item	Description
1	Press Release
2	Notice of Annual General Meeting of Shareholders
3	Proxy Statement
4	Proxy Form

Item1

Zuoan Fashion Limited to Hold Annual General Meeting of Shareholders on

December 23, 2013

Shanghai, China, November 15, 2013 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced that it will hold its annual general meeting of shareholders on December 23, 2013 at 2:00 p.m., local time, at Zuoan Fashion Limited Conference room, Building 1, Lane 618, Dingyuan Road, Songjiang District, Shanghai 201616, China. The shareholder record date is November 18, 2013.

At the meeting, shareholders will be asked to re-elect Mr. Frank Zhao and Mr. Wenxin Zhu to the Company’s Board of Directors, ratify the appointment of GHP Horwath, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013, and transact any such other business that may properly come before the meeting.

Zuoan has filed its 2012 annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2012, with the U.S. Securities and Exchange Commission (the “SEC”). Zuoan’s Form 20-F can be accessed on the Investor Relations section of the Company’s website at http://zuoancn.investorroom.com as well as on the SEC’s website at http://www.sec.gov. The notice of the annual general meeting of shareholders and the proxy statement relating to the meeting are available on the Company’s website at http://zuoancn.investorroom.com.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China and is headquartered in Shanghai. Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle. Through extensive networks of distributors and retail stores, Zuoan sells its products in 31 of China’s 32 provinces and municipalities. As of June 30, 2013, Zuoan had 1,383 stores located in China.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
U.S.: +1-646-308-1614

Item 2

ZUOAN FASHION LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 14, 2013

NOTICE IS HEREBY GIVEN THAT Zuoan Fashion Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders (the “Meeting”) on December 23, 2013, at 2 p.m., local time, at Zuoan Fashion Limited Conference room, Building 1, Lane 618, Dingyuan Road, Songjiang District, Shanghai 201616, China, for the following purposes:

1.	To re-elect Frank Zhao as a director of the Company;

2.	To re-elect Wenxin Zhu as a director of the Company;

3.	To ratify the appointment of GHP Horwath, P.C. as the Company’s independent registered public accounting firm for the year ending December 31, 2013; and

4.	To transact any such other business that may properly come before the Meeting.

You can find more information about each of these items, including the nominees for directors, in the accompanying proxy statement. Only shareholders registered in the register of members of the Company at the close of business on November 18, 2013 (the “Record Date”) are entitled to vote at the Meeting or any adjournment that may take place. Pursuant to the Amended and Restated Articles of Association of the Company, on a poll, every shareholder present in person or by proxy shall be entitled to one vote in respect of each ordinary share held by such shareholder on the Record Date.

We cordially invite all shareholders to attend the Meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of such shareholder. Whether or not you plan to attend, you can ensure that your ordinary shares are represented at the Meeting by promptly completing, signing, dating and returning the accompanying proxy form. Your proxy is revocable in accordance with the procedures set forth in the proxy statement.

Our proxy statement and 2012 annual report are available online at http://zuoancn.investorroom.com. You may request a hard copy of the 2012 audited financial statements free of charge by contacting the Investor Relations department of the Company, attention to John Low, at john.low@zuoancn.com or to ICR LLC, attention to Bill Zima, at bill.zima@icrinc.com.

By order of the Board of Directors

James Jinshan Hong Chairman and Chief Executive Officer

November 15, 2013

Item 3

ZUOAN FASHION LIMITED

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 23, 2013

The Board of Directors of Zuoan Fashion Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) to be held on December 23, 2013, at 2 p.m., local time, or at any adjournment or postponement thereof. The Meeting will be held at Zuoan Fashion Limited Conference room, Building 1, Lane 618, Dingyuan Road, Songjiang District, Shanghai 201616, China.

Shareholders of record at the close of business on November 18, 2013 (the “Record Date”) are entitled to vote at the Meeting or any adjournment thereof. Two shareholders entitled to vote and present in person or by proxy that represent not less than one-third of the total issued voting shares in the Company throughout the Meeting shall form a quorum for all purposes.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of such shareholder. A proxy need not be a shareholder of the Company. Pursuant to the Amended and Restated Articles of Association of the Company, on a poll, every shareholder present in person or by proxy shall be entitled to one vote in respect of each ordinary share held by such shareholder on the Record Date.

Voting by Holders of Ordinary Shares

For holders of the Company’s ordinary shares, you may vote by either attending the Meeting in person or by submitting the accompanying proxy form as instructed therein. If you submit a proxy without giving specific voting instructions, the ordinary shares will be counted toward a quorum but will not be counted for any purpose in determining whether the relevant proposal is approved. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting with respect to a proposal but are not counted as votes for or against such proposal.

Voting by Holders of American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary of the American depositary shares (the “ADSs”), has advised the Company that it intends to mail to all holders of ADSs the Company’s notice of annual general meeting, the depositary’s notice of annual general meeting and an ADR voting instruction card. Upon the receipt of a completed and signed ADR voting instruction card as instructed therein, Deutsche Bank Trust Company Americas will endeavor, to the extent practicable, to vote or cause to be voted the number of ordinary shares represented by the ADSs of the holder, evidenced by American depositary receipts related to those ADSs, in accordance with the instructions set forth in such card. Nonetheless, if an ADR voting instruction card is signed but is missing voting instructions or if an ADR voting instruction card is not received in a timely manner, Deutsche Bank Trust Company Americas will deem the holder of the ADSs to have instructed it to give a discretionary proxy to a person designated by the Company with respect to the ordinary shares represented by such ADSs. Deutsche Bank Trust Company Americas has advised the Company that it will not vote or attempt to exercise the right to vote other than in accordance with the instructions or deemed instructions of holders of ADSs.

As the holder of record of all the ordinary shares represented by the ADSs, only Deutsche Bank Trust Company Americas may vote those ordinary shares at the Meeting. Holders of ADSs may attend, but may not vote at, the Meeting.

Deutsche Bank Trust Company Americas and its agents have advised the Company that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the Meeting and voting in person. A written notice of revocation must be delivered to the attention of Zuoan Fashion Limited, if you hold ordinary shares, or to Deutsche Bank Trust Company Americas, if you hold ADSs representing the ordinary shares.

Matters to Be Voted on

The following matters will be voted on at the Meeting:

1.	To re-elect Frank Zhao as a director of the Company;

2.	To re-elect Wenxin Zhu as a director of the Company;

3.	To ratify the appointment of GHP Horwath, P.C. as the Company’s independent registered public accounting firm for the year ending December 31, 2013; and

4.	To transact any such other business that may properly come before the Meeting.

PROPOSALS 1 AND 2
RE-ELECTION OF DIRECTORS

The Board of Directors of the Company currently consists of seven members. Pursuant to Article 87 of the Amended and Restated Articles of Association, at each annual general meeting, one-third of the directors for the time being shall retire from office by rotation, provided that the Chairman of the Board of Directors and any managing director of the Company are not subject to retirement by rotation or taken into account in determining the number of directors to retire. Any retiring director is eligible for re-election.

At the Meeting for 2013, Frank Zhao and Wenxin Zhu will retire in accordance with the provisions of Article 87 of the Amended and Restated Articles of Association. Both Mr. Wang and Mr. Zhao are nominated by the Board of Directors for re-election. Each director to be re-elected will hold office for a three-year term (assuming the size of the Board of Directors remains unchanged) and until his successor is elected or appointed or his office is otherwise vacated.

Frank Zhao serves as an independent director of our company. Mr. Zhao is a U.S. certified public accountant and a fellow of the American Institute of Certified Public Accountants, with over 20 years’ experience in corporate finance and audit practice with various publicly listed companies and PricewaterhouseCoopers in the U.S. and China. Mr. Zhao is the chief financial officer of Kingmed Diagnostics and has held this position since January 2011. Prior to that, he was the chief financial officer of Simcere Pharmaceutical Group, an NYSE-listed company from 2006 to 2011. Prior to that, he was the chief financial officer of Sun New Media Group, a NASDAQ-listed company, from 2005 to 2006. Previously, he held senior financial positions with several publicly listed companies in the United States and was an investment consultant with Beijing International Trust and Investment Company. Mr. Zhao graduated with a bachelor’s degree in economics from Peking University and obtained a master’s degree in professional accounting from the University of Hartford.

Wenxin Zhu serves as an independent director of our company. Mr. Zhu is the chairman of the board of System Expert Consultancy and has held this position since 1999. He currently also serves as a member of China National Garment Association Expert Committee, a clothing profession consultant of the China Chain-Store & Franchise Association, a clothing industry senior consultant of Alibaba Group and a visiting professor of Beijing Normal University, Zhuhai. Mr. Zhu was a management consultant of Qianjiang Business Consulting Co. Ltd. from 1995 to 1999. Prior to that, he was a customer manager of Xinjiang Pulana Advertisement Company from 1994 to 1995.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF PROPOSALS 1 AND 2,
THE ELECTION OF EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

PROPOSAL 3
APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee recommends, and the Board of Directors concurs, that GHP Horwath, P.C. be appointed as the Company’s independent registered public accounting firm for the year ending December 31, 2013. GHP Horwath, P.C. has served as the Company’s independent registered public accounting firm since 2010.

In the event that our shareholders fail to vote in favor of the appointment, our audit committee will reconsider its selection. Even if the appointment is ratified, our audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

The affirmative vote of a simple majority of the votes cast in person or by proxy at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 3,
THE APPOINTMENT OF GHP HORWATH, P.C. AS THE COMPANY’S INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2013.

OTHER MATTERS

The Board of Directors knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons appointed as proxies will vote the shares they represent on such matters in accordance with their judgment as permitted.

By order of the Board of Directors

James Jinshan Hong Chairman and Chief Executive Officer

November 15, 2013

Item 4

ZUOAN FASHION LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 23, 2013

The undersigned shareholder of Zuoan Fashion Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and the proxy statement, each dated December 23, 2013, and hereby appoints the chairman of the meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on December 23, 2013, at 2 p.m., local time, at Zuoan Fashion Limited Conference room, Building 1, Lane 618, Dingyuan Road, Songjiang District, Shanghai 201616, China, or at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of such proxy upon such other business as may properly come before the meeting, all as set forth in the notice of the annual general meeting of shareholder and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made with respect to any of the following proposals, this proxy will not be counted for any purpose in determining whether such proposals are approved:

PROPOSAL 2:	To re-elect Frank Zhao as a director of the Company; and
PROPOSAL 1:	To re-elect Wenxin Zhu as a director of the Company;
PROPOSAL 3:	To ratify the appointment of GHP Horwath, P.C. as the Company’s independent registered public accounting firm for the year ending December 31, 2013.

Mark, sign, date and return this proxy promptly using the accompanying envelope. This proxy must be delivered to the specified return address prior to 3 p.m., local time, on December 20, 2013 or, if the meeting is adjourned, not less than 48 hours before the meeting time of such adjourned meeting.

Votes must be indicated ☒ in black or blue ink
	FOR	AGAINST	ABSTAIN
Proposal 1: To re-elect Frank Zhao as a director of the Company	☐	☐	☐
Proposal 2: To re-elect Wenxin Zhu as a director of the Company	☐	☐	☐
Proposal 3: To ratify the appointment of GHP Horwath, P.C. as the Company’s independent registered public accounting firm for the year ending December 31, 2013	☐	☐	☐

This proxy must be signed by the shareholder registered in the register of members of the Company at the close of business on November 18, 2013. Joint owners should each sign. In the case of a corporation, this proxy must be signed by a duly authorized officer or attorney.

Name of shareholder:	Name of co-owner:

Signature:	Signature:

Title:	Title:

Date:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZUOAN FASHION LIMITED

By:	/s/ James Jinshan Hong
Name: James Jinshan Hong Title: Chairman and Chief Executive Officer

Date: November 15, 2013